UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 .

(Amendment No. 1)

WHITEHORSE FINANCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

96524V 106

(CUSIP Number)

Anthony Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.96524V 106

(1)	Names of reporting persons Anthony Tamer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 193,779
	(8)	Shared voting power 0
	(9)	Sole dispositive power 193,779
	(10)	Shared dispositive power 11,502,622
(11)	Aggregate amount beneficially owned by each reporting person 11,696,401(1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.9%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Tamer disclaims beneficial ownership of such shares of Common Stock except to the extent of his direct beneficial ownership thereof, or his pecuniary interest therein.

This Amendment No. 1 (“Amendment No. 1”) supplementally amends the initial Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2012 (the “Schedule 13D”), by Mr. Anthony Tamer. This Amendment No. 1 is filed by Mr. Tamer in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Common Stock”), of WhiteHorse Finance, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2.	Identity and Background.

(c)	Mr. Tamer is the co-Chief Executive Officer of H.I.G. Capital, LLC (“H.I.G. Capital”) and also serves as a member of the investment committee of the Issuer. The address of the principal executive offices of each of H.I.G. Capital and the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 3.	Source and Amount of Funds or Other Consideration.

From August 12, 2015 through October 16, 2015, H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (the “Bayside Funds”) engaged in a series of transactions through which they acquired 424,609 total shares of Common Stock for an aggregate amount of $5,535,165 using their respective partnership funds. Mr. Tamer may be viewed as having investment power over these shares, and all shares of Common Stock owned and acquired by the Bayside Funds, due to his ownership interest in the general partner of each Bayside Fund.

On November 24, 2015, pursuant to the Issuer’s public offering of non-transferable subscription rights to purchase shares of the Issuer’s Common Stock (the “Offering”), Tamer H.I.G. Management, L.P., an entity controlled by Mr. Tamer, subscribed for 18,699 shares of Common Stock for the benefit of Mr. Tamer, for an aggregate amount of $253,371 using partnership funds of Tamer H.I.G. Management, L.P.

On November 24, 2015 and November 25, 2015, pursuant to the Offering, the Bayside Funds subscribed for 3,251,726 total shares of Common Stock for an aggregate amount of $44,060,887 using their respective partnership funds.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Tamer may be deemed to be the beneficial owner of 11,696,401 shares of Common Stock, representing 63.9% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 18,303,890 shares of Common Stock issued and outstanding as of November 25, 2015. As set forth below, Mr. Tamer’s beneficial ownership of 11,696,401 shares of Common Stock is comprised of his direct beneficial ownership of 4,236 shares of Common Stock, his indirect beneficial ownership of the 189,543 shares of Common Stock directly owned by Tamer H.I.G. Management, L.P. and his indirect beneficial ownership of the 11,502,622 shares of Common Stock held by the Bayside Funds. Mr. Tamer disclaims beneficial ownership of the 189,543 shares of Common Stock directly owned by Tamer H.I.G. Management, L.P. except to the extent of his pecuniary interest therein.

Due to his control of H.I.G.-GP II, Inc., which is the manager of the general partner of each of the Bayside Funds, Mr. Tamer may be viewed as having dispositive power over all of the 11,502,622 shares of Common Stock indirectly owned by such entities, although voting rights to the Common Stock have been passed through to the limited partners of each entity. Mr. Tamer disclaims beneficial ownership of such shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/ Jay Carvell, Attorney-in-fact for Anthony Tamer
Signature

Anthony Tamer
Name